

February 25, 2011

Mr. R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, Colorado 80301

     Re: Array BioPharma Inc.
              Form 10-K for the Year Ended June 30, 2010
              File No. 001-16633

Dear Mr. Carruthers:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Note 1. Overview and Basis of Presentation
Long-term Debt and Embedded Derivatives, page F-12

1. Please disclose the valuation model used to determine the fair value of the interest rate structure and put option embedded derivatives.

Note 7- Long-Term Debt, page F-24

2. Based on the provisions 5(c)(i) and 5(c)(iii) of the warrant agreement filed May 5, 2008 in your Form 8-K as exhibit 4.1, it appears that the warrant has a put option related to a major transaction (as defined in the agreement) occurring which could cause cash settlement. Please tell us the following:

- the accounting literature that supports your equity classification for the warrants given the guidance in 480-10-25-8 thru 480-10-25-13; and
- the value of the put option in the warrants and the methodology used to determine the value of the put or tell us why the put option does not have any value

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant